

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

August 28, 2008

By U.S. Mail and facsimile

Richard Goodhart
Principal Executive Officer
c/o Diane D. Dalmy
8965 W. Cornell Place
Lakewood, Colorado 80227

> **Re: Quartz Ventures, Inc.**
> **Registration Statement on Form S-1**
> **File No. 333-152754**
> **Filed August 4, 2008**

Dear Mr. Goodhart:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. You indicate at pages 3, 12, 13 and 34 that in 2005 you completed a private placement of 2,300,000 shares to 23 purchasers at a per-share price of $.01 per share for total proceeds of $23,000. However, the fee table, cover page, and plan of distribution section indicate that the offering price of $0.02 per share is based on the price at which the shares were sold in 2005. Please reconcile.

Overview, page 3

2. We note your statement that you "are a natural resource exploration and production company currently engaged in the exploration, acquisition and development of mineral properties in the United States and within North America." Yet, you also indicate that you are an exploration stage company and, as such, you have not yet engaged in the development of any of your properties. Please eliminate all statements throughout the prospectus that indicate that you have developed any of your properties.

Directors, Executive Officers, Promoters and Control Persons, page 26

3. Expand the biography of Mr. Goodhart to identify the public company for which he was chief executive officer. In that regard, it is our understanding that he was affiliated with Accident Prevention Plus, Inc., a public company which became inactive before becoming Inca Designs, Inc. If that is correct, address that information in the registration statement.

Closing Comments

Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Sean Donahue at (202) 551-3579 or, me at (202) 551-3745 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Sean Donahue
Diane D. Dalmy 303.988.6954